Exhibit 99.4

ELECTRA BATTERY MATERIALS CORPORATION

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive them, please either complete and return this card by mail (see address below) or you may also go to our website services.tsxtrust.com/financialstatements and input code 0367A.

☐	I would like to receive quarterly financial statements

☐	I would like to receive annual financial statements

☐	I would like to receive the financial statements via email at the address below:

Email: _________________________________

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following:

services.tsxtrust.com/edelivery

Signature(s)	Date

As long as you remain a shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact TSX Trust Company by phone at 1-800-387-0825 or (416) 682-3860 or at shareholderinquiries@tmx.com.

Name: Address: Postal Code/ Zip Code:	TSX Trust Company Account Maintenance Team 301 - 100 Adelaide Street West Toronto, ON M5H 4H1